EXHIBIT (a)(1)(vi)

Calculation of Filing Fee Tables

SC TO-I
(Form Type)

FlowStone Opportunity Fund
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$25,174,554	$0.0001102	$2,774.24
Fees Previously Paid	-		-
Total Transaction Valuation	$25,174,554
Total Fees Due for Filing			$2,774.24
Total Fees Previously Paid			-
Total Fee Offsets			-
Net Fee Due			$2,774.24